UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

REGULUS THERAPEUTICS INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

75915K 10 1

(CUSIP Number)

October 10, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75915k 10 1	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS AstraZeneca PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,250,000 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,250,000 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,250,000 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.3% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Calculated pursuant to Rule 13d-3(d). The percentages are based on the number of shares of the Issuer’s common stock outstanding as of October 10, 2012, as disclosed by the Issuer in its final Prospectus, dated October 4, 2012, filed with the SEC on October 5, 2012.
(2)	Represents shares held directly by AstraZeneca AB, an indirect wholly-owned subsidiary of AstraZeneca PLC. AstraZeneca PLC is deemed to indirectly beneficially own such shares because it exercises voting and dispositive power over the shares.

CUSIP No. 75915k 10 1	13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS AstraZeneca AB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,250,000 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,250,000 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,250,000 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.3% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Calculated pursuant to Rule 13d-3(d). The percentages are based on the number of shares of the Issuer’s common stock outstanding as of October 10, 2012, as disclosed by the Issuer in its final Prospectus, dated October 4, 2012, filed with the SEC on October 5, 2012.
(2)	Represents shares held directly by AstraZeneca AB.

CUSIP NO. 75915k 10 1	13G	Page 4 of 6 Pages

Item 1	(a).	Name of Issuer:

Regulus Therapeutics Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

3545 John Hopkins Court, Suite 210, San Diego, CA 92121

Item 2	(a).	Name of Person Filing:

AstraZeneca PLC

AstraZeneca AB

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

AstraZeneca PLC - 2 Kingdom Street, London W2 6BD England

AstraZeneca AB - SE-151, 85 Sodertalje, Sweden

Item 2	(c).	Citizenship:

AstraZeneca PLC - England

AstraZeneca AB - Sweden

Item 2	(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”)

Item 2	(e).	CUSIP Number:

75915k 10 1

Item 3.	If this Statement is filed pursuant to §240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP NO. 75915k 10 1	13G	Page 5 of 6 Pages

Item 4.	Ownership

See Items 5 through 9 and 11 of cover pages as to each Reporting Person.

(a) Amount beneficially owned:

(b) Percent of class:

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:

(iv) Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit 1 - Joint Filing Statement

Exhibit 2 - Power of Attorney

CUSIP NO. 75915k 10 1	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2012

ASTRAZENECA PLC

By:	/s/ A C N Kemp
Name:	A C N Kemp
Title:	Authorized Signatory

ASTRAZENECA AB

By:	/s/ Jan-Olof Jacke
Name:	Jan-Olof Jacke
Title:	Authorized Signatory